SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 6)(1)

                            THE MILLBROOK PRESS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    600179105
                            ------------------------
                                 (CUSIP Number)

                                    Copy to:
Wheatley Partners II, L.P.             Morrison Cohen Singer & Weinstein, LLP
80 Cuttermill Road                     750 Lexington Avenue
Great Neck, NY 11021                   New York, New York 10022
Telephone (516) 773-1024               Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 16, 1999
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.ss.240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))


--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

            Wheatley Partners II, L.P. (formerly Applewood Associates, L.P.)
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                       WC

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                    New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   200,000 shares                          6.5%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                    0 shares                                 0%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    200,000 shares                          6.5%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   0 shares                                  0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 200,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           6.5%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       PN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Barry Rubenstein
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                      WC, PF

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   0 shares                                 0%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   1,437,536 shares                       44.1%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    0 shares                                  0%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   1,437,536 shares                       44.1%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,437,536 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                          44.1%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  Irwin Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                      WC, PF

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   172,857 shares                          5.9%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   1,268,678 shares                       39.8%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    172,857 shares                          5.9%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   1,268,678 shares                       39.8%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,441,535 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                          44.2%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Barry Fingerhut
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                      WC, PF

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   183,357 shares                          6.2%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   1,282,678 shares                       40.3%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    183,357 shares                          6.2%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   1,282,678 shares                       40.3%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,466,035 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                          45.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                             Applewood Capital Corp.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                       WC

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   0 shares                                  0%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   200,000  shares                         6.5%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    0 shares                                  0%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   200,000  shares                         6.5%
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 200,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           6.5%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       CO

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                   Seth Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                     WC, PF

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   8,310 shares                            0.3%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   200,000  shares                         6.5%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    8,310 shares                            0.3%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   200,000  shares                         6.5%
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 208,310 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           6.8%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Jonathan Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                     WC, PF

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   8,310 shares                            0.3%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   200,000  shares                         6.5%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    8,310 shares                            0.3%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   200,000  shares                         6.5%
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 208,310 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           6.8%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Pamela Fingerhut
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                     WC, PF

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   14,000 shares                           0.5%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   183,357 shares                          6.2%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    14,000 shares                           0.5%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   183,357 shares                          6.2%
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 197,357 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           6.7%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D
================================================================================

 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Brian Rubenstein
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*             (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*
                                       PF

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required           |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
                                   4,000 shares                            0.1%
      Number of       ----------------------------------------------------------
       Shares         8       Shared Voting Power
    Beneficially                   0 shares                                  0%
      Owned By        ----------------------------------------------------------
        Each          9       Sole Dispositive Power
      Reporting                    4,000 shares                            0.1%
       Person         ----------------------------------------------------------
        With          10      Shared Dispositive Power
                                   0 shares                                  0%
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                  4,000 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           0.1%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

     This statement, dated December 16, 1999, constitutes Amendment No. 6 to the
Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 6 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 2. IDENTITY AND BACKGROUND

         1. (a) Wheatley Partners II, L.P. (formerly, Applewood Associates, L.P.) Effective July 1, 1999, Applewood Associates, L.P. changed its name to Wheatley Partners II, L.P. ("Wheatley II")

            (b)     Address:         80 Cuttermill Road
                                     Great Neck, NY 11021

            (c)     Principal Business: Investments.

            (d)     No.

            (e)     No.

         2. (a) Barry Rubenstein, a shareholder, officer and director of Infomedia (as defined below) one of the general partners of each of the 21st Century Funds (as defined below), a general partner of Wheatley II, an officer and director of Applewood Capital Corp., a general partner of Wheatley II, and a general partner of Woodland Partners. Effective November 30, 1999, Mr. Rubenstein did not stand for re-election to the Issuer's Board of Directors.

            (b)     Address:         68 Wheatley Road
                                     Brookville, New York 11545

            (c)     Principal Occupation: Investments.

            (d)     No.

            (e)     No.

            (f)     Citizenship:     United States.

         3.  (a)    Barry Fingerhut, a shareholder, officer and director of
                    Infomedia, one of the general partners of each of the 21st
                    Funds, a general partner of Wheatley II, and an officer and director of Applewood Capital Corp., a general partner of Wheatley II. Effective November 30, 1999, Mr. Fingerhut did not stand for re-election to the Issuer's Board of Directors.


             (b)     Address:         767 Fifth Avenue
                                      New York, New York 10153

             (c)     Principal Occupation:     Investments.

             (d)     No.

             (e)     No.

             (f)     Citizenship:     United States.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported by the Issuer in its Proxy Statement, dated October 29, 1999, less 595,113 shares of Common Stock sold to the Issuer by the reporting persons) of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of December 16, 1999:

                                                         Percentage of Shares of
                            Shares of Common Stock           Common Stock
Name                          Beneficially Owned(2)        Beneficially Owned(2)
----                          ---------------------        ---------------------
Wheatley Partners II, L.P.      200,000                             6.5%
Barry Rubenstein              1,437,536(3,4,5,6,7)                 44.1%
Irwin Lieber                  1,441,535(3,4,6,8)                   44.2%
Barry Fingerhut               1,466,035(3,4,6,9,11)                45.0%
Applewood Capital Corp.         200,000(3,10)                       6.5%
Seth Lieber                     208,310(3,4)                        6.8%
Jonathan Lieber                 208,310(3,4)                        6.8%
Pamela Fingerhut                197,357(3,9,11)                     6.7%
Brian Rubenstein                  4,000(7)                          0.1%

--------
(2) Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants.

(3) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity ownership therein.

(4) The reporting person is a general partner of Wheatley II and an officer of Applewood Capital Corp. ("AC Corp.") and accordingly has shared voting and dispositive power with respect to 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Wheatley II.

(5) As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to the 89,858 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Woodland Partners.

(6) The reporting persons are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). InfoMedia is a general partner of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign", and together with "T-E" and "21st Century," the "21st Funds"). 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock and 85,000, 28,500 and 11,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants. Accordingly, each of the reporting persons have shared voting and dispositive power with respect to an aggregate of 1,068,678 shares of Common Stock, including 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, owned by the 21st Funds.

(7)  Includes 4,000 shares of Common Stock owned by Brian Rubenstein.

(8) Includes 97,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Irwin Lieber.

(9) Includes 108,357 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Barry Fingerhut.

(10) The reporting person is a general partner of Wheatley II and accordingly has shared dispositive and voting power with respect to 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Wheatley II.

(11) Includes 14,000 shares of Common Stock owned by Pamela Fingerhut.

     (b) Wheatley II has sole power to vote and to dispose of 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 6.5% of the outstanding Common Stock.

     By virtue of being a general partner of Wheatley II and of Woodland Partners, a shareholder, officer and director of Infomedia, an officer and director of AC Corp., and the father of Brian Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,037,536 shares of Common Stock and 400,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 44.1% of the outstanding Common Stock.

     Irwin Lieber has sole power to vote and to dispose of 97,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 5.9% of the outstanding Common Stock. By virtue of being a general partner of Wheatley II and an officer and director of AC Corp., and a shareholder, officer and director of InfoMedia, Mr. Lieber may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 39.8% of the outstanding Common Stock.

     Barry Fingerhut has sole power to vote and to dispose of 108,357 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 6.2% of the outstanding Common Stock. By virtue of being a general partner of Wheatley II and an officer and director of AC Corp., a shareholder, officer and director of InfoMedia and the husband of Pamela Fingerhut, Mr. Fingerhut may be deemed to have shared power to vote and to dispose of 957,678 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 40.3% of the outstanding Common Stock.

     By virtue of being a general partner of Wheatley II, AC Corp. may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 6.5% of the outstanding Common Stock.

     Seth Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock. By virtue of being a general partner of Wheatley II and an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 6.5% of the outstanding Common Stock.

     Jonathan Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock. By virtue of being a general partner of Wheatley II and an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 6.5% of the outstanding Common Stock.

     Pamela Fingerhut has sole power to vote and to dispose of 14,000 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock. By virtue of being the wife of Barry Fingerhut, Pamela Fingerhut may be deemed to have shared power to vote and to dispose of 108,357 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 6.2% of the outstanding Common Stock.

     Brian Rubenstein has sole power to vote and to dispose of 4,000 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from October 15, 1999 through December 16, 1999, inclusive.

Name of                             Purchase or               Number of Shares                   Purchase or
Shareholder                         Sale Date                 Purchased or (Sold)                Sale Price
-----------                         ---------                 -------------------                ----------
Wheatley Partners II, L.P.          12/16/99                      (595,113)                       $1.625

     The shares of Common Stock were sold to the Issuer in a private placement.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


ITEM 6. INTERESTS IN SECURITIES OF THE ISSUER.

     On December 16, 1999, Wheatley Partners II, L.P. sold 595,113 shares of Common Stock of the Issuer to the Issuer pursuant to a Securities Purchase Agreement, dated as of December 16, 1999, for $1.625 per share. One half of the purchase price, or $483,529.32 was paid in cash and the balance by a promissory note payable on or before December 31, 1999 in an amount equal to $483,529.32.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Dated: January 11, 2000                    WHEATLEY PARTNERS II, L.P.

                                           By:/s/Irwin Lieber
                                              ----------------------------------
                                                 Irwin Lieber, General Partner

                                           APPLEWOOD CAPITAL CORP.


                                           By:/s/Barry Rubenstein
                                              ----------------------------------
                                                 Barry Rubenstein, President

                                           /s/Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein

                                           /s/Irwin Lieber
                                           -------------------------------------
                                           Irwin Lieber

                                           /s/Barry Fingerhut
                                           -------------------------------------
                                           Barry Fingerhut

                                           /s/Seth Lieber
                                           -------------------------------------
                                           Seth Lieber

                                           /s/Jonathan Lieber
                                           -------------------------------------
                                           Jonathan Lieber

                                           /s/Pamela Fingerhut
                                           -------------------------------------
                                           Pamela Fingerhut

                                           /s/Brian Rubenstein
                                           -------------------------------------
                                           Brian Rubenstein




ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).